UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No.    )*

CREE, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

225447101
(CUSIP Number)

March 30, 2007
Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 225447101		13G	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Cotco Holdings Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	☐
		(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 7,604,785

	6.	SHARED VOTING POWER 0

	7.	SOLE DISPOSITIVE POWER 7,604,785

	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,604,785

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.0%

12.	TYPE OF REPORTING PERSON CO

CUSIP NO. 225447101	13G	Page 3 of 5 Pages

Item 1(a)	Name of Issuer: Cree, Inc.
1(b)	Address of Issuer’s Principal Executive Offices:

4600 Silicon Drive
Durham, NC 27703
USA

Item 2(a)	Name of Person Filing

Cotco Holdings Limited

Item 2(b)	Address of Principal Business Office

6/F Photonics Centre No 2
Science Park East Avenue
Hong Kong Science Park, Hong Kong

Item 2(c)	Citizenship

Hong Kong

2(d)	Title of Class of Securities:

Common Stock

2(e)	CUSIP Number:	225447101
Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

CUSIP NO. 225447101	13G	Page 4 of 5 Pages

Item 4	Ownership
(a)	Amount beneficially owned:
7,604,785
(b)	Percent of Class:
9.0%
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote:

7,604,785

(ii)	shared power to vote or to direct the vote:
0
(iii)	sole power to dispose or to direct the disposition of:

7,604,785

(iv)	shared power to dispose or to direct the disposition of:

0

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7                                                       Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

Not Applicable.

CUSIP NO. 225447101	13G	Page 5 of 5 Pages

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date	April 4 , 2007

Signature:	/s/ King Sun Lee
Name: King Sun Lee
Title: Executive Director